EXHIBIT 5

Horizon Announces the Adoption of Rights Plan

Houston, Texas, January 11, 2002 - Horizon Offshore, Inc. (Nasdaq: HOFF) today announced that its board of directors has adopted a rights plan. The rights plan is intended to protect stockholder interests in the event Horizon becomes the subject of a takeover initiative that its board of directors believes could deny the Horizon's stockholders the full value of their investment.

Horizon President and Chief Executive Officer, Bill J. Lam stated, "I want to assure our shareholders that the board is not aware of any particular proposal to acquire a controlling interest in the Company."  Mr. Lam further explained that the adoption of the rights plan is intended as a means to guard against abusive takeover tactics and does not prohibit the board from considering any offer that it considers advantageous to its stockholders.

The rights, which will be issued as a dividend on January 23, 2002, to each common stockholder of record on January 11, 2002, will be exercisable only if a person acquires, or announces a tender offer that would result in ownership of, 20 percent or more of the Company's outstanding common stock. The initial exercise price will be $50 per right. The rights will expire on January 11, 2012, unless redeemed or exchanged at an earlier date. A summary of the rights plan will be mailed to stockholders of record in the near future. The rights will initially trade with shares of the Company's common stock and will have no impact on the way in which the Company's shares are traded. There are currently no separate certificates and there is no market for the rights.

The Company provides marine construction services to the offshore oil and gas industry, primarily in the Gulf of Mexico. The Company's fleet is used to perform a wide range of marine construction activities, including installation of marine pipelines to transport oil and gas from newly installed production platforms and other subsea production systems, and the installation and abandonment of production platforms.

The statements in this press release regarding the effects of the rights plan, any efforts to acquire control of Horizon and any other statements which are not historical facts are forward-looking. Those statements are subject to various risks and uncertainties, including, but not limited to, risks and uncertainties relating to the future price of Horizon's common stock, merger and acquisition markets and activity, actions by acquirors, competition, general economic conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.